Exhibit 99.(a)(3)

January 27, 2025

RE: Offer to purchase shares of common stock for cash

Dear Shareholder,

We are pleased to inform you that West 4 Capital LP (the “Company”, “we”, or “us”) is offering to buy your shares of common stock of CNL Healthcare Properties, Inc. (the “REIT”) for $3.29 per share in cash. The Company is offering to pay you cash by purchasing up to 8,800,000 shares of the REIT’s common stock. But this offer expires on March 26, 2025, so you must act soon by completing the assignment form provided herein.

We believe our offer represents an attractive opportunity for shareholders to monetize their investment. Based on the REIT’s recent public filings, including the statement below, we believe that shareholders’ liquidity is limited. Specifically, the REIT’s filings say:

•	There is no established public trading market for the REIT’s common stock. Therefore, there is a risk that a stockholder may not be able to sell shares at a time or price acceptable to the stockholder, or at all. Unless and until the REIT’s shares are listed on a national securities exchange, it is not expected that a public market for the shares will develop.

•	Effective July 11, 2018, the REIT suspended its stock redemption plan.

•	The REIT estimated its per share NAV at $6.28 as of December 31, 2023. The REIT may publish an update to its estimated per share NAV during the period in which this Offer is open. According to its Current Report on Form 8-K filed with the Commission on January 16, 2025, the Corporation intends to establish and announce its updated Estimated Per Share NAV as of December 31, 2024 on or about March 10, 2025. Shareholders should consult the REIT’s public filings pursuant to the Securities Exchange Act of 1934, as amended, for any such updates, which are available at www.sec.gov.

If you tender shares in this offer, you will give up the opportunity to participate in any future benefits from owning the shares, including as a result of any long-term strategic initiatives the REIT may be considering.

This offer will:

•	Allow you to take advantage of this opportunity to receive cash for your investment.
•	Eliminate the uncertainty of holding shares that currently have no liquid trading market.
•	Provide you with more control over your investments and your money today.

The Company is not affiliated with the REIT or its management. The Company and its affiliates currently own 118,453 shares of the REIT’s common stock, or approximately 0.07% of the common stock outstanding as of November 7, 2024.

If you are interested in this opportunity, please carefully review the included Offer to Purchase and complete the enclosed Assignment Form in order to secure your price and get cash for your shares. The Offer to Purchase and other related documents are also available for review at www.cttauctions.com/offerdisclosures.

If you act today, you can take part in this opportunity. The Company will mail your check within three business days after the REIT confirms the transfer of shares, subject to any extensions of such time period that may be necessary due to the settlement practices of non-traded real estate investment trusts, some of which are outside the Company’s control.

If you choose to sell your shares to the Company, please complete the enclosed Assignment Form and return it as soon as possible.

If you have any questions, please contact Central Trade and Transfer, LLC at 1-800-327-9990.

Warm regards,

West 4 Capital LP

By:	/s/ Ronen Capeluto
Ronen Capeluto
Chief Investment Officer